

Mail Stop 3720

April 3, 2009

<u>Via U.S. Mail and Fax</u>

Mr. Mark Ordan
Chief Executive Officer
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, VA 22102

      RE: Sunrise Senior Living, Inc.
            Form 10-K for the Year ended December 31, 2008, as amended
            Form 10-K for the Year ended December 31, 2007, as amended
            Form 10-K for the Year ended December 31, 2006
            Form 10-K for the Year ended December 31, 2005
            Form 10-K for the Year ended December 31, 2004
            File No. 1-16499

Dear Mr. Ordan:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director